Exhibit 21.1

Real Goods Solar, Inc.

Subsidiaries	State or Country of Incorporation or Registration
Real Goods Energy Tech, Inc. (1)	Colorado
Real Goods Trading Corporation (2)	California
Alteris Renewables, Inc. (1)	Delaware
Real Goods Mercury, Inc. (1)	Delaware
Real Goods Syndicated, Inc. (1)	Delaware

(1)	Owned by Real Goods Solar, Inc.
(2)	Owned by Real Goods Energy Tech, Inc.